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SEC FILE NUMBER
8- 21584

FACING PAGE

.nformation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/18** (MM/DD/YY) AND ENDING **9/30/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Global Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1600 Pennsylvania Avenue
(No. and Street)

McDonough	**GA**	**30253**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim R. Webb **(678) 583-1120**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name - *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, STE 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
DEC 0 2 2019
Washington DC
406

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Securities and Exchange Commission
Trading and Markets

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DEC 0 2 2019

RECEIVED

PUBLICLY AVAILABLE

RMS

OATH OR AFFIRMATION

I, **Jim R. Webb** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **American Global Wealth Management, Inc.**, as of **September 30, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

11/18/19

JULI A CONN
NOTARY PUBLIC
HENRY COUNTY, GEORGIA
Expires 9/21/24

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLICLY AVAILABLE

American Global Wealth Management, Inc.

Statement of Financial Condition
September 30, 2019

ASSETS		
Cash	$	81,244
Clearing deposit		51,446
Commission receivable		27,924
Property and equipment, net of accumulated depreciation of $5,514		7,664
Due from clearing firm		1,343
Due from related party		1,227
Prepaid expenses		10,993
TOTAL ASSETS	$	181,841
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	6,715
Commissions payable		47,462
Due to related parties		15,717
Deferred Revenue		11,113
Subordinated debt		175,000
TOTAL LIABILITIES		256,007
Stockholder's Equity		
Capital stock		5,000
Additional paid in capital		40,000
Retained earnings (deficit)		(119,166)
TOTAL STOCKHOLDER'S EQUITY (DEFICIT)		(74,166)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	181,841

See accompanying notes to financial statements

PUBLICLY AVAILABLE